Exhibit 99.1

Fitness Champs Holdings Limited Announces Pricing of Initial Public Offering

Singapore, September 4, 2025 — Fitness Champs Holdings Limited (the “Company”), a distinguished aquatic sports education provider in Singapore, today announced the pricing of its initial public offering (the “Offering”) of 3,750,000 ordinary shares, 2,000,000 of which are being offered by the Company and 1,750,000 by selling shareholders at a price to the public of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on September 4, 2025 under the ticker symbol “FCHL.”

The Company expects to receive aggregate gross proceeds of US$8.0 million from the Offering, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about September 5, 2025, subject to the satisfaction of customary closing conditions.

Net proceeds from the Offering will be used (i) to strengthen the Company’s coaching team by hiring and training more coaches; (ii) for marketing and branding; (iii) for business development such as vertical expansion in other aquatic sports; (iv) for potential strategic acquisitions; (v) for repayment of loans made by its controlling shareholder in connection with the costs of the Offering; and (vi) for general working capital and corporate purposes.

The Offering is being conducted on a firm commitment basis. Bancroft Capital, LLC (“Bancroft Capital”) is acting as the lead managing underwriter and book-runner for the Offering. Troy Gould PC is acting as the U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as the U.S. counsel to Bancroft Capital in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-287405) and, as amended, was declared effective by the SEC on September 3, 2025. The Offering is being made only by means of a prospectus forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained, when available, from Bancroft Capital at 501 W Office Center Dr # 130, Fort Washington, PA 19034, or via email at InvestmentBanking@bancroft4vets.com, or telephone at (484) 546-8000. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the registration statement and the preliminary prospectus contained therein and the final prospectus, when available, and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Fitness Champs Holdings Limited

Fitness Champs Holdings Limited is a distinguished aquatic sports education provider, offering general swimming lessons to children and adults, with ladies-only swimming lessons available, as well as aquatic sports classes such as water polo, competitive swimming and lifesaving. The Company is one of the largest providers of swimming lessons to children enrolled in public schools under the Ministry of Education of Singapore in Singapore through the SwimSafer program, and has been offering private swimming lessons to children, youths and adults under its brand “Fitness Champs” since 2012. The Company aims to make swimming an enjoyable and affordable sport for children and adults, for water safety and as a way of keeping fit and healthy. For more information, please visit the Company’s website at https://ir.fitnesschamps.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering and use of proceeds. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Fitness Champs Holdings Limited

Email: ir@fitnesschampsaquatics.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com